                                                                Exhibit 12.1

                      KANSAS CITY SOUTHERN INDUSTRIES, INC.
                            AND SUBSIDIARY COMPANIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                              As of December 31st                              As of March 31st
                                          --------------------------------------------------------------   -----------------------
                                             1997         1998         1999         2000         2001         2001         2002
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax income (loss) from continuing
operations, excluding equity in earnings
of unconsolidated affiliates               $(141.0)       $68.0        $12.0        $(2.0)       $ 6.8        $(8.1)       $10.9

Interest Expense on Indebtedness              53.3         59.6         57.4         65.8         52.8         15.2         11.3

Interest Differencial on Term Bank Debt
Refinance with Notes and Common Stock

Portion of Rents Representative of an         17.2         17.8         15.4         17.2         17.0          4.3          4.0
Appropriate Interest Factor

Distributed income of equity investments         -          5.0            -          5.0          3.0          3.0            -

Income (Loss) as Adjusted                  $  77.9        $77.4        $72.8        $83.0        $74.0        $20.6        $16.1

Fixed Charges:

Interest Expense on Indebtedness           $  53.3        $59.6        $57.4        $65.8        $52.8        $15.2        $11.3

Interest Differencial on Term Bank Debt
Refinance with Notes and Common Stock

Capitalized Interest                           7.4            -            -            -          4.2          1.1          0.8

Portion of Rents Representative of an
Appropriate Interest Factor                   17.2         17.8         15.4         17.2         17.0          4.3          4.0

                                           ---------    ---------   ----------   ----------   ----------   ----------   ----------
Total Fixed Charges                        $  77.9        $77.4        $72.8        $83.0        $74.0        $20.6        $16.1
                                           ---------    ---------   ----------   ----------   ----------   ----------   ----------

Ratio of Earnings to Fixed Charges               =  (a)     1.9          1.2  (b)     1.0          1.1            -  (c)     1.6
                                           =========    =========   ==========   ==========   ==========   ==========   ==========

Note: Excludes amortization expense on debt discount due to immateriality

                    (a) Due to restructuring, asset impairment and other charges of $178.0 million, the 1997 ratio of earnings to fixed charges coverage was less than 1:1. The ration of earnings to fixed charges would have been 1:1 if a deficiency of $148.4 million was eliminated. Excluding these items, the ratio of earnings to fixed charges for 1997 would have been 1.4x.

                    (b) Includes unusual costs of $12.7 million. Excluding these items, the ratio of earnings to fixed charges for 1999 would have been 1.3x.

                    (c) The ratio of earnings to fixed charges would have been 1:1 if a deficiency of $6.2 million was eliminated.